UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

HEARTWARE INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

MEDTRONIC ACQUISITION CORP.

a wholly-owned subsidiary of

MEDTRONIC, INC.

a wholly-owned subsidiary of

MEDTRONIC PUBLIC LIMITED COMPANY

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

422368100

(CUSIP Number of Class of Securities)

Keyna P. Skeffington, Esq.

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, Minnesota 55432

(763) 514-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Christopher Comeau

Paul Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,066,144,449.00	$107,361.00

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 17,552,633 shares of common stock, par value $0.001 per share, of HeartWare International, Inc. (“HeartWare”) multiplied by the offer price of $58.00 per share, (ii) 730,656 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $58.00 per share and (iii) the net offer price for 218,518 shares issuable pursuant to outstanding options with an exercise price less than $58.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $58.00 minus such applicable strike price). The calculation of the filing fee is based on information provided by HeartWare as of June 24, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,361.00	Filing Party:	Medtronic plc
Form or Registration No.:	Schedule TO-T	Date Filed:	July 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 26, 2016 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Medtronic Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Medtronic, Inc. (“Parent”), itself a wholly-owned subsidiary of Medtronic plc (“Medtronic”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of HeartWare International, Inc. (“HeartWare”) at a price of $58.00 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated July 26, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Medtronic, Parent and Purchaser.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“The Offer and withdrawal rights expired at the end of the day, immediately after 11:59 p.m. Eastern time on August 22, 2016. The Depositary has indicated that a total of 14,952,817 Shares were validly tendered and not properly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 85.15% of the outstanding Shares. The number of Shares tendered satisfied the Minimum Condition. All other Offer Conditions having been satisfied, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

On August 23, 2016, Parent completed its acquisition of HeartWare pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into HeartWare, without a vote of the stockholders of HeartWare in accordance with Section 251(h) of the DGCL, with HeartWare continuing as the surviving corporation and a wholly-owned subsidiary of Parent. By virtue of the Merger, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by HeartWare as treasury stock or owned by Parent or Purchaser, which Shares were cancelled and retired and ceased to exist or (ii) held by any person who was entitled to and has properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) was cancelled and converted into the right to receive $58.00 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, HeartWare will cease to be a publicly traded company on Nasdaq and Parent intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of HeartWare’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued by Medtronic on August 23, 2016, announcing the expiration of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(A) and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to Item 12:

(a)(5)(A)	Press Release issued by Medtronic plc, dated August 23, 2016.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MEDTRONIC ACQUISITION CORP.

Dated: August 23, 2016	By:	/s/ Matthew J. Nicolella
	Name: Title:	Matthew J. Nicolella Vice President

MEDTRONIC, INC.

Dated: August 23, 2016	By:	/s/ Christopher Cleary
	Name: Title:	Christopher Cleary Vice President, Corporate Development

MEDTRONIC PUBLIC LIMITED COMPANY

Dated: August 23, 2016	By:	/s/ Keyna P. Skeffington
	Name: Title:	Keyna P. Skeffington Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 26, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The Wall Street Journal on July 26, 2016.*

(a)(1)(F)	Joint Press Release issued by Medtronic plc and HeartWare International, Inc., dated June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc with the Securities and Exchange Commission on June 27, 2016).

(a)(1)(G)	HeartWare Employee Presentation, dated June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc with the Securities and Exchange Commission on June 27, 2016).

(a)(1)(H)	HeartWare Employee Communication, dated July 20, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc with the Securities and Exchange Commission on July 21, 2016).

(a)(5)(A)	Press Release issued by Medtronic plc, dated August 23, 2016.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of June 27, 2016, by and among Medtronic, Inc., Medtronic Acquisition Corp. and HeartWare International, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on June 27, 2016).

(d)(2)	Confidential Disclosure Agreement, dated as of January 19, 2016, by and between Medtronic, Inc. and HeartWare, Inc.*

(g)	None.

(h)	None.

*	Previously Filed